

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Gye E. Choi
Chief Executive Officer
Link Group International Inc
3255 Lawrenceville RD P-147
Suwanee, GA 30024

> **Re: Link Group International Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed November 12, 2021**
> **File No. 024-11370**

Dear Mr. Choi:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amended Offering Statement on Form 1-A

Dilution, page 14

1. Please present historical and pro forma net tangible book value information as of the date of the latest balance sheet included in the filing.

Financial Statements, page F-1

2. If your financial statements for the fiscal year ended December 31, 2020 are audited, please provide the auditor's report and associated consent. Otherwise, label these financial statements as "unaudited." Refer to Part F/S(b)(2) and Item 17.11 of Form 1-A.

Gye E. Choi
Link Group International Inc
December 7, 2021
Page 2

       You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services